08203083

GOLDEN HOPE MINES LIMITED

RECEIVED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

07022556

April 3, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canadian Corporate News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

PROCESSED
APR 16 2007
THOMSON FINANCIAL

4/11